Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*26 August 2003*	*No of sheets:*	*7*

NI/14/2003


03029520

SUPPL

In accordance with §57, section 1 point 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569 and from 2002 No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Report for the first half of 2003.

Herein, are presented only the balance sheet, profit and loss account, description of changes in shareholders' funds and statement of cash flows. United States Securities and Exchange Commission will receive the complete hard copy of the Report for the first half of 2003 by express mail shortly.

Sincerely

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Tadeusz Szeląg

03 AUG 25 7:21

EXEMPTION NUMBER: **82 4639**

(in '000PLN)

BALANCE SHEET

	Note	H1/2003	2002	H1/2002
ASSETS				
I. Fixed assets		6 491 283	6 439 830	5 010 926
1. Intangible fixed assets, of which:	1	15 538	18 097	10 056
- goodwill				
2. Tangible fixed assets	2	2 975 681	3 014 129	2 962 331
3. Long term debtors	3, 8	46 614	48 016	2 310
3.1. From related entities		44 687	46 086	299
3.2. From other entities		1 927	1 930	2 011
4. Long term investments	4	3 216 075	3 167 556	1 835 061
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets		3 216 075	3 167 556	1 835 061
a) in related entities, of which:		2 615 088	2 590 088	1 259 474
- shares in subordinated entities valued by the equity method				
b) in other entities		600 987	577 468	575 587
4.4. Other long term investments				
5. Long term prepayments	5	237 375	192 032	201 118
5.1. Deferred income tax asset		233 838	187 704	193 339
5.2. Other prepayments		3 537	4 328	7 779
II. Current assets		1 894 254	1 715 242	3 133 405
1. Inventory	6	851 880	846 855	991 775
2. Short term debtors	7, 8	520 578	585 971	531 408
2.1. From related entities		42 367	44 158	90 907
2.2. From other entities		478 211	541 813	440 501
3. Short term investments		479 255	277 790	1 568 597
3.1 Short term financial assets	9	479 255	277 790	1 568 597
a) in related entities		759		1 381 660
b) in other entities		314 548	159 319	82 677
c) cash and cash equivalents		163 948	118 471	104 260
3.2. Other short term investments				
4. Short term prepayments	10	42 541	4 626	41 625
Total assets		8 385 537	8 155 072	8 144 331
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds		4 280 597	4 010 925	3 819 838
1. Share capital	12	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Own shares (negative value)	13			
4. Reserve capital	14	1 190 378	998 829	996 994
5. Revaluation reserve capital	15	901 252	821 939	719 514
6. Other reserve capital	16			
7. Retained profit (uncovered loss) from prior years			(64 389)	(61 632)
8. Net profit (loss)		188 967	254 546	164 962
9. Write-off of net profit in the financial year (negative value)	17			
II. Liabilities and provisions for liabilities		4 104 940	4 144 147	4 324 493
1. Provisions for liabilities	18	1 394 451	1 354 599	1 256 580
1.1. Deferred income tax provision		272 932	196 940	119 919
1.2. Provision for retirement and related benefits		669 851	660 551	640 460
a) long term		621 296	611 996	595 250
b) short term		48 555	48 555	45 210
1.3. Other provisions		451 668	497 108	496 201
a) long term		412 017	412 859	397 535
b) short term		39 651	84 249	98 666
2. Long term liabilities	19	9 126	1 206 122	123 228
2.1. Toward related entities				
2.2. Toward other entities		9 126	1 206 122	123 228
3. Short term liabilities	20	2 528 626	1 439 125	2 781 177
3.1. Toward related entities		127 348	208 366	284 323
3.2. Toward other entities		2 333 320	1 176 623	2 433 387
3.3. Special funds		67 958	54 136	63 467
4. Accruals and deferred income	21	172 737	144 301	163 508
4.1. Negative goodwill				
4.2. Other accruals and deferred income		172 737	144 301	163 508
a) long term		2 011	2 078	2 018
b) short term		170 726	142 223	161 490
Total shareholders' funds and liabilities		8 385 537	8 155 072	8 144 331

EXEMPTION NUMBER: **82 4639**

(in '000PLN)

Net assets		4 280 597	4 010 925	3 819 8[illegible]8
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	22	21.40	20.05	19.10
Diluted shares outstanding				
Diluted net assets per share (in PLN)	22			

OFF-BALANCE SHEET ITEMS

	Note	H1/2003	2002	H1/2002
1. Contingent debtors	23	44 172	44 650	49 559
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		44 172	44 650	49 559
- received guarantees				
- contested State budget issues		43 992	44 410	49 201
- other		180	240	358
2. Contingent liabilities	23		250	250
2.1. Toward related entities (due to)				
- granted guarantees				
2.2. Toward other entities (due to)			250	250
- granted guarantees			250	250
3. Other (due to)		264 968	320 752	248 323
- bills of exchange			3 557	10 606
- contingent penalties				121
- perpetual usufruct of land		173 039	170 406	170 646
- leased fixed assets		3 639	3 030	1 862
- rationalisation and R&D work, and other unrealised agreements		59 607	64 659	13 252
- contested State budget liabilities		24 103	76 870	48 685
- other unresolved and disputed issues etc.		4 580	2 230	3 15[illegible]

EXEMPTION NUMBER: **82 4639**

(in '000PLN)

PROFIT AND LOSS ACCOUNT

	Note	H1/2003	H1/2002
I. Net revenue from the sale of products, goods and materials, of which:		2 201 547	2 146 130
- from related entities		457 619	530 996
1. Net revenue from the sale of products	24	2 191 374	2 132 555
2. Net revenue from the sale of goods and materials	25	10 173	13 575
II. Cost of sale of products, goods and materials, of which:		(1 807 036)	(1 766 969)
- for related entities		(363 976)	(444 636)
1. Cost of manufactured products sold	26	(1 798 393)	(1 754 636)
2. Cost of goods and materials sold		(8 643)	(12 333)
III. Gross profit (loss) (I-II)		394 511	379 161
IV. Selling costs	26	(40 105)	(33 192)
V. General administrative costs	26	(204 133)	(202 126)
VI. Profit (loss) from sales (III-IV-V)		150 273	143 843
VII. Other operating income		35 810	70 989
1. Profit from disposal of non-financial assets		329	469
2. Subsidies		136	80
3. Other operating income	27	35 345	70 440
VIII. Other operating costs		(72 539)	(69 808)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(35 627)	(4 334)
3. Other operating costs	28	(36 912)	(65 474)
IX. Operating profit (loss) (VI+VII-VIII)		113 544	145 024
X. Financial income	29	360 647	232 540
1. Dividends and share in profit, of which:		47 768	4 399
- from related entities		1 134	4 399
2. Interest, of which:		57 946	96 165
- from related entities		47 732	69 804
3. Profit from the sale of investments	31	79 027	4 206
4. Revaluation of investments		162 454	78 667
5. Other		13 452	49 103
XI. Financial costs	30	(225 862)	(173 073)
1. Interest, of which:		(47 855)	(80 081)
- to related entities		(21)	
2. Loss from the sale of investments	31		
3. Revaluation of investments		(147 505)	(46 274)
4. Other		(30 502)	(46 718)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)		248 329	204 491
XIII. Result on extraordinary items (XIII.1.-XIII.2.)		16	(9)
1. Extraordinary gains	32	20	
2. Extraordinary losses	33	(4)	(9)
XIV. Profit (loss) before taxation (XII+/-XIII)		248 345	204 482
XV. Taxation	34	(59 378)	(39 520)
a) current taxation		(59 344)	(71 031)
b) deferred taxation		(34)	31 511
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method	36		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)		188 967	164 962

Net profit (loss) (annualised)		278 551	(173 197)
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	38	1.39	(0.87)
Weighted average diluted number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

EXEMPTION NUMBER: **82 4639**
(in '000PLN)

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	H1/2003	2002	H1/2002
I. Shareholders' funds - beginning of the period	4 010 925	3 696 075	3 696 075
a) changes of accounting policies		(72 997)	(64 389)
b) corrections due to error			
I.a. Shareholders' funds - beginning of the period, after adjustmen: with comparative data	4 010 925	3 623 078	3 631 686
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issue of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3. Own shares - beginning of the period			
3.1. Changes in own shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Own shares - end of the period			
4. Reserve capital - beginning of the period	998 829	1 184 267	1 184 267
4.1. Changes in reserve capital	191 549	(185 438)	(187 273)
a) increase, due to:	255 938	4 585	2 750
- issue of shares over nominal value			
- from profit distribution (statutory)			
- from profit distribution (over statutorily-required minimum value)	254 546		
- transfer from revaluation reserve capital	1 392	4 585	2 750
b) decrease, due to:	(64 389)	(190 023)	(190 023)
- coverage of losses	(64 389)	(190 023)	(190 023)
4.2. Reserve capital - end of the period	1 190 378	998 829	996 994
5. Revaluation reserve capital - beginning of the period	821 939	701 831	701 831
5.1. Changes in revaluation reserve capital	79 313	120 108	17 683
a) increase, due to:	209 030	305 119	93 312
- settlement of hedging instruments	8 916	16 055	31 053
- valuation of hedging transactions, in the effective part	200 114	289 064	62 259
b) decrease, due to:	(129 717)	(185 011)	(75 629)
- disposal of tangible fixed assets	(1 520)	(4 646)	(3 271)
- valuation of hedging transactions, in the effective part	(9 060)	(29 207)	(59 550)
- settlement of hedging instruments	(89 313)	(101 610)	
- surplus of a deferred income tax provision under deferred income tax asset	(29 824)	(49 548)	(12 808)
5.2. Revaluation reserve capital - end of the period	901 252	821 939	719 514
6. Other reserve capital - beginning of the period			
6.1. Changes in other reserve capital			
a) increase, due to:			
b) decrease, due to:			
6.2. Other reserve capital - end of the period			

EXEMPTION NUMBER: **82 4639**
(in '000PLN)

7. Retained profit (uncovered losses) from prior years - beginning of the period	190 157	(190 023)	(190 023)
7.1. Retained profit from prior years - beginning of the period	254 546		
a) changes to accounting methodology (policies)			
b) corrections due to error			
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	254 546		
a) increase, due to:			
- distribution of profit from prior years			
b) decrease, due to:	(254 546)		
- transfer to reserve capital	(254 546)		
7.3. Retained profit from prior years - end of the period			
7.4. Uncovered losses from prior years - beginning of the period	(64 389)	(190 023)	(190 023)
a) changes to accounting methodology (policies)		(72 997)	(61 632)
b) corrections due to error			
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(64 389)	(263 020)	(251 655)
a) increase, due to:			
- transfer of losses from prior years to be covered			
b) decrease, due to:	64 389	198 631	190 023
- valuation of embedded instruments		8 608	
- coverage of loss from reserve capital	64 389	190 023	190 023
7.6. Uncovered losses from prior years - end of the period		(64 389)	(61 632)
7.7. Retained profit (uncovered losses) from prior years - end of the period		(64 389)	(61 632)
8. Net result	188 967	254 546	164 962
a) net profit	188 967	254 546	164 962
b) net loss			
c) write-off from profit			
II. Shareholders' funds - end of the period	4 280 597	4 010 925	3 819 838
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	4 280 597	4 010 925	3 819 838

EXEMPTION NUMBER: **82 4639**

(in '000PLN)

STATEMENT OF CASH FLOWS	H1/2003	H1/2002
A. Net cash flow from operations (I+/-II) - indirect method		
I. Net profit (loss)	188 967	164 962
II. Total adjustments	48 653	(27 519)
1. Share in (profit) loss of entities valued by the equity method		
2. Depreciation	149 682	150 831
3. (Profit) loss on exchange rate differences	17 714	44 168
4. Interest and share in profits (dividends)	(51 306)	(6 947)
5. (Profit) loss on investing activities	(78 107)	(3 281)
6. Change in provisions	10 028	167 562
7. Change in inventories	(5 025)	(66 233)
8. Change in debtors	65 038	(58 200)
9. Change in short term liabilities, excluding bank and other loans	(56 050)	(74 068)
10. Change in prepayments and accruals	(54 822)	38 539
11. Other adjustments	51 501	(219 890)
III. Net cash flow from operations (I+/-II)	237 620	137 443
B. Cash flow from investing activities		
I. Inflow	112 965	1 371 239
1. The sale of intangible fixed assets and tangible fixed assets	695	911
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	112 270	1 370 328
a) in related entities	48 617	1 288 648
- the sale of financial assets		1 216 599
- dividends and share in profit	1 134	4 399
- repayment of long term loans granted		
- interest	47 483	67 650
- other inflow from financial assets		
b) in other entities	63 653	81 680
- the sale of financial assets	13 398	76 700
- dividends and share in profit	46 509	
- repayment of long term loans granted		
- interest	3 746	4 968
- other inflow from financial assets		12
4. Other investment inflow		
II. Outflow	(254 475)	(1 589 090)
1. The purchase of intangible fixed assets and tangible fixed assets	(131 163)	(138 273)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(122 721)	(1 449 543)
a) in related entities	(92 285)	(1 398 077)
- the purchase of financial assets	(91 500)	(1 398 077)
- long term loans granted	(785)	
- other financial assets		
b) in other entities	(30 436)	(51 466)
- the purchase of financial assets	(30 436)	(51 466)
- long term loans granted		
4. Other investment outflow	(591)	(1 274)
III. Net cash flow from investing activities (I-II)	(141 510)	(217 851)
C. Cash flow from financing activities		
I. Inflow	6 000	1 288 862
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Bank and other loans	6 000	1 288 862
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(56 927)	(1 149 448)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(4 772)	(1 080 651)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(542)	
8. Interest	(51 613)	(68 797)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(50 927)	139 414
D. Total net cash flow(A.III+/-B.III+/-C.III)	45 183	59 006
E. Change in balance sheet total of cash and cash equivalents, of which:	45 477	59 197
- change in cash and cash equivalents due to exchange rate differences	294	191
F. Cash and cash equivalents - beginning of the period	118 727	45 168
G. Cash and cash equivalents - end of the period (F+/-D), of which:	163 910	104 174
- including those having limited rights of disposal	25 859	24 259

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	26 August 2003	*No of sheets:*	*1*

Announcement also provided to required statutory authorities

Current report 49/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 26 August 2003 the Company was informed of the sale, on 19 August 2003, of 1 519 shares of KGHM Polska Miedź S.A. at the sale price of PLN 18.50 per share by Jerzy Markowski, Deputy Chairman of the Supervisory Board of KGHM Polska Miedź S.A.. All of the shares of KGHM Polska Miedź S.A. are ordinary bearer shares.

Legal basis:
(§5, section 1, point 7 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR GENERALNY
Biura Zarządu
Józef Dudziak

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk